SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 27 April, 2020

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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press release

27 April 2020

BP confirms commitment to completing
sale of its Alaska business

●
Continues to expect completion in mid-2020
●
Total consideration remains $5.6 billion
●
Financial terms adjusted to reflect market conditions

London: BP today confirmed its commitment to completing the sale of its Alaska business to Hilcorp, first announced in August 2019. Subject to regulatory approvals, the parties expect to complete the transaction in June 2020.

Reflecting recent significant market volatility and oil price falls, BP and Hilcorp have successfully renegotiated the financial terms of the deal to respond to the current environment.

William Lin, BP chief operating officer, Upstream regions said: "We have worked closely with Hilcorp to reconfirm our commitment to completing this deal. The agreed revisions respond to market conditions while retaining the overall consideration. We look forward to progressing swiftly to completion and for Hilcorp to take over the operation of this important business. We are confident that completion of this sale is the right thing for both parties, for the business and for Alaska."

Under the revised agreement, the total consideration for the sale remains unchanged at $5.6 billion, subject to customary closing adjustments. However, the structure of the consideration and phasing of payments has been modified.

The original agreement provided for Hilcorp to pay BP $4.0 billion near-term and $1.6 billion through an earnout thereafter. Hilcorp paid BP a $500 million deposit on signing of the transaction in 2019.

The revised agreement adjusts the structure and phasing of the remaining consideration to include lower completion payments in 2020, new cash flow sharing arrangements over the near-term, interest-bearing vendor financing and, potentially, an increase in the proportion of the consideration subject to earnout arrangements.

The revised agreement is expected to maintain the majority of the value of the transaction. It is also structured with flexibility to phase and manage payments to accommodate current and potential future volatility in oil prices.

BP and Hilcorp have developed detailed transition plans to deliver a smooth handover of operations upon completion to allow Hilcorp to focus on embedding planned operating efficiencies as rapidly as possible.

This transaction is part of BP's divestment programme to deliver $15 billion of announced divestments by mid-2021. Further information relating to this transaction will be included in BP's first quarter 2020 results scheduled for release on 28 April 2020.

Further information:
BP press office, London: bppress@bp.com, +44 (0)7831 095541

Cautionary statement:
In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA'), BP is providing the following cautionary statement. This press release contains certain forward-looking statements - that is, statements related to future, not past events and circumstances - which may relate to one or more of the financial conditions, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements are generally, but not always, identified by the use of words such as 'will', 'expects', 'is expected to', 'aims', 'should', 'may', 'objective', 'is likely to', 'intends', 'believes', 'anticipates', 'plans', 'we see' or similar expressions. In particular, among other statements, statements relating to BP's divestment programme and plans including expectations with respect to completion of transactions and the timing of receipt of proceeds of divestments and other disposals.  By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of BP.  Actual results may differ from those expressed in such statements, depending on a variety of factors including the extent and duration of the impact of the current market conditions including the significant drop in the oil price, overall global economic and business conditions impacting our business and demand for our products, as well as the risk factors set forth in our most recent Annual Report and Form 20-F under "Risk factors" and in any of our more recent public reports.

Our most recent Annual Report and Form 20-F and other period filings are available on our website at www.bp.com or can be obtained from the SEC by calling 1-800-SEC-0330 or on its website at www.sec.gov

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 27 April 2020
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary